ALTI Private Equity Access and Commitments Fund

November 13, 2023

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access and Commitments Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Sutcliffe:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access and Commitments Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	Please file another auditor’s consent dated within 5 business days of the new filing as the existing auditor’s consent is more than 30 days after the previous filing date.

The Fund has updated the Registration Statement as requested. A new auditor consent is included with the recent post-amendment filing.

2.	We discussed the Staff’s position on repurchase offer disclosure, please remove repurchase instrument disclosure and state clearly that the Fund will pay consideration in all repurchase offers no later than 65 days after the expiration date of the offer except for a 5% holdback two business days after completion of the annual audit.

The Fund has updated the Registration Statement as requested.

3.	Please supplementally explain if an evaluation process will be conducted in all instances of incorrect valuation estimates compared to final prices to determine whether an adjustment to a previously published NAV will be made. Please consider making the below disclosure more clear.

In the event that a price or valuation estimate accepted by the Fund in relation to an underlying investment subsequently proves to be incorrect or varies from the final published price, no adjustment to any previously published NAV will be made. Moreover, there may be differences between the Fund’s NAV used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Adviser’s management fees. Absent any material processing errors by the Fund’s Administrator or the Adviser (e.g., inaccurate calculation of a price provided to the Adviser), valuations will generally not be subsequently adjusted for such differences.

The Fund has updated the Registration Statement as requested.

4.	Why does the balance sheet show two classes of shares (Class A and Class D) outstanding on September 1 prior to the receipt of the exemptive relief?

ALTI originally deposited $1,000 into the Class D account for operational reasons to get accounts opened with the transfer agent. The additional $100,000 was then deposited into the Class A account, and Class A was subsequently selected as the initial class for launch purposes. For purposes of the seed audit, the transfer agent confirmed the $101,000 in cash to the auditor. Although only Class A was active, GAAP accounting standards require the auditor to report all cash disclosed in the seed audit.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/Anna Pinedo
Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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